Exhibit 3

                           CASH ELECTION CERTIFICATE

        On November 4, 1999, Public Storage, Inc. declared a special distribution payable to common shareholders of record on November 15, 1999 of:
(1) $.65 per common share payable in depositary shares (expected to be .0325 depositary shares), with each depositary share representing 1/1,000 of a share of Public Storage's Equity Stock, Series A, or (2) $.62 per common share payable in cash. The special distribution is payable in depositary shares or cash, at the option of each shareholder, exercisable by December 23, 1999, and will be paid on January 14, 2000. The special distribution and the terms of the depositary shares are described in the documents accompanying this cash election certificate.

        Please sign below if you elect to receive your special distribution in cash on all shares of common stock that you owned on November 15, 1999. Your election to receive your special distribution in cash may not be made as to less than all of your common shares. If you want to receive depositary shares, you should not complete this cash election certificate. If you receive depositary shares, you will receive cash in lieu of any fractional depositary share, so that you will receive a whole number of depositary shares. If you want to receive cash, you must sign and date this cash election certificate and return it to BankBoston, N.A. by December 23, 1999. To be effective, your properly completed cash election certificate must be received by BankBoston, N.A. on or before 5:00 p.m., Eastern Time, on December 23, 1999. If you do not return a properly completed cash election certificate by 5:00 p.m., Eastern Time, on December 23, 1999, you will receive your special distribution in depositary shares.

        By signing below, I elect to receive cash in payment of the special distribution on all of my common stock owned on November 15, 1999.


                               Signature:______________________ Date:___________


                               Signature:______________________ Date:___________

                               Please sign exactly as your name appears on this cash election certificate. Joint owners should each sign. Trustees and others acting in a representative capacity should indicate the capacity in which they sign.

Please sign, date and deliver this cash election certificate to BankBoston, N.A. in the enclosed envelope or at one of the following addresses:


       By Mail                    By Hand             By Overnight Courier         For Assistance             For Information
       -------                    -------             --------------------         --------------             ---------------
  BankBoston, N.A.         Securities Transfer &        BankBoston, N.A.          BankBoston, N.A.         Georgeson Shareholder
    c/o EquiServe           Reporting Services            c/o EquiServe         Shareholder Services        Communications Inc.
 Corporate Actions             c/o EquiServe            Corporate Actions          (781) 575-3120             (800) 248-2681
    P.O. Box 9573           100 William Street         40 Campanelli Drive
Boston, MA 02205-9573            Galleria              Braintree, MA 02184
                               New York, NY 10038